Filed by Dragoneer Growth Opportunities Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp. II

Commission File No. 001-39709

Date: December 1, 2021

Cvent CEO & Founder, Reggie Aggarwal, on the Future of Meetings and Events and the Company’s Reentrance to Public Markets

Cvent Inc., a leading meetings, events, and hospitality technology provider, plans to merge with Dragoneer Growth Opportunities Corp. II (Nasdaq: DGNS), a SPAC.

Exec Edge sat down with Cvent Founder & CEO Reggie Aggarwal to find out more about the company.

Tell us a little bit about Cvent—how the company was founded, what the company does? Why this is the right time to re-enter the public markets?

Cvent is a pretty classic start-up story. I founded a non-profit organization, and I was organizing 20-30 events per year while also working full time as a corporate lawyer. I was essentially the Secretary, the Event Planner, and the Executive Director, and it’s hard to believe now, but my event management tools were Outlook, Excel, and yellow sticky notes….and boy, was it painful. I knew there had to be a better way. So, I did what any good entrepreneur does. I simply found a pain point, which was organizing events, and in 1999, I created the aspirin – that was Cvent.

We started out as one of the first Software-as-a-Service (SaaS) event technology companies, and the dot com boom fueled our early success. We quickly attracted some great customers and grew from 6 to 125 employees. But then, the perfect storm hit. The dot com meltdown and September 11th drove Cvent to near-bankruptcy – we had to cut 80% of our staff, reducing our headcount to 25 employees. For the next several years, it was an extremely difficult time for the company, but this was when the Cvent culture was formed. We essentially raised no capital and focused only on supporting our customers, delivering best-in-class products, and hiring great people. We turned things around because of our incredible leadership team – and I’m proud to say that 9 of the 11 original management team are still leading the company today. We built this business the old-fashioned way, through grit, hard work, and passion. It’s in our DNA to know how to scale a business….and do it profitably. From 2013 through 2016, we were a public company on the NYSE, and then Vista Equity took us private in 2016, and we’ve continued to grow and expand our platform.

Today, we have more than 20,000 customers across nearly all vertical markets who use our technology to market and manage their meetings and events, drive attendee engagement, and increase ROI. What makes Cvent a bit unique is that our platform offers a robust suite of solutions for both sides of the meetings and events ecosystem – the planner/marketer, and the hotelier/venue. For event organizers and marketers, our platform powers the entire event lifecycle – for virtual, in-person, and hybrid events of all size, and hotels and venues use our supplier and venue solutions to win more group and corporate travel business through our sourcing platforms.

Now, let me address why this is the right time for Cvent to re-enter the public markets. Because of the pandemic, people had little choice but to embrace technology to fill the void that was left, after in-person events were cancelled. And now….there’s no going back. With the advent of virtual and hybrid events, organizations now have more opportunities to connect and engage with their customers, prospects, employees, donors, and alumni. These new formats created a tremendous market opportunity, upwards of $30 billion for event technology. The pandemic has been a catalyst for innovation that I believe will literally change the face of our industry. As a result, there is a tremendous greenfield opportunity ahead, and Cvent’s return to the public markets represents an important inflection point in our company and industry putting the pandemic in the rear-view mirror, and getting back to meeting whether in person, virtually or both with hybrid. We’re excited to continue to innovate and help propel the industry forward in this new digital chapter.

How has the events industry evolved over the past few years and what has Cvent done to respond?

Prior to the pandemic, the meetings and events industry had grown to a $1 trillion business; and at the enterprise level, 1-3% of their total revenue was spent on meetings and events. As a result, marketers and event planners were under immense pressure to optimize their budget spend and prove ROI. We responded by building an end-to-end platform that automates and simplifies the entire event management process and helps users maximize the impact of their events.

Then, in 2020, COVID hit us like a freight train and almost overnight the entire world had to shift how it did business. When in-person events were practically non-existent, none of us were feeling very optimistic about our industry. But then, the industry pivoted. Business leaders, recognizing that events were critical to their topline revenue, realized that the show still had to go on. Marketers and planners began to deliver virtual events to keep their businesses running. At Cvent, our agile, resilient team also responded quickly to support our customers. We developed and launched the virtual solutions they needed to not just survive the downturn but thrive during the pandemic and after.

For example, we unveiled our all-in-one virtual and hybrid engagement solution, the Cvent Attendee Hub™ just six months into the pandemic. We launched it at our annual customer conference, Cvent CONNECT® – which was hosted completely online on the Attendee Hub in August 2020 – for more than 28,000 people around the world.

With in-person events again becoming a reality, we’ve completely reimagined our product strategy to support this new events landscape, creating a unified platform for virtual, in-person, and hybrid events – events that target both a virtual and in-person audience. As a result, Cvent can power, and drive engagement across an organization’s Total Event Program – internal or external; small or large; simple or complex; recurring or once a year; domestic or global. In short, our efforts over the last 20 months have positioned us to where we are today – embarking on a new chapter and well-suited to capitalize on the opportunity that lies ahead. We’ll continue to identify new ways to enhance our solutions and exceed our customers’ expectations in the years to come.

We’ve seen a number of new entrants to the event tech industry—as a result, an increase in start-ups and funding. What makes Cvent different?

Cvent has been a leader in the event tech space for over two decades. Our leadership team is 300 strong, and for the last 20 years, we’ve focused on hiring the best people to support and drive our growth. We have some of the most experienced, passionate employees in the industry. The international accolades we’ve received over the year across client services, sales, marketing, HR, and more, are a testament to our people. Our deep commitment to service, and our ability to develop and launch solutions quickly – we have more than 1,200 people in technology alone – continue to set us apart. In addition to our people, we have a long history of sustained growth and profitability—over 90% of our revenue is recurring, with almost 80% coming from software subscriptions; and nearly 60% of our customer contracts are for multiple years.

But beyond our people and the business metrics, at the end of the day, the meetings and events industry is built on the power of the human connection. When we come together, barriers are broken, communities are strengthened, business gets done, and we drive positive change. And at Cvent, our focus has always been on delivering the technology that facilitates and supports deeper engagement across the entire ecosystem. In fact, one of our most significant differentiators is our multi-billion-dollar marketplace – the Cvent Supplier Network or CSN. CSN is the core of our Hospitality Cloud business, connecting event planners to hundreds of thousands of hotels and venues around the world that offer physical space for meetings and events. It’s where event professionals collaborate with venues to create engaging, impactful experiences. It is through this powerful network dynamic that gives us a somewhat unique vantage point because we can connect both sides of the ecosystem.

Lastly, as a long-time leader, our customers know that they have a partner that understands their business, the complexities of their roles, and the pain points that they experience. Customers come to Cvent not just for our software solutions, but also for guidance, advice, and to be part of the rich events community that we can bring together. I genuinely believe that these differentiators strengthen our positioning against the competition, allowing us to capitalize on the large, growing market sparked from the industry’s massive digital transformation.

There is currently a lot of talk about the future of events - and how to bring certainty to the uncertain in the wake of the pandemic. What do you think is ahead for the industry?

Digital transformation has impacted every industry, and because of the pandemic, the meetings and events ecosystem experienced it on a vastly accelerated scale. The pandemic forced event planners and marketers to get creative in how they delivered their messaging and engaged with their customers, and virtual events became the ‘new’ event format. Essentially, 2020 and 2021 were all about virtual. But we believe 2022 and beyond will be about delivering a smart mix of in-person, virtual, and hybrid events.

We’ve reached an inflection point, and it’s the combination of these event formats, that we believe will lead to even greater success for our industry because we now have the technology and expertise to deliver events that can reach and engage more people than pre-pandemic. This opportunity means an expanded total addressable market, one that didn’t exist pre-COVID. The extended audience reach, the robust engagement data and analytics, and the powerful impact marketers can make digitally are critical reasons as to why we believe we’re entering a time when more events are being organized, more attendees are being engaged, and when events become an even more critical part of the business landscape.

We’re excited for this next chapter and for the opportunity to lead during a time when, we believe, our industry will be stronger than ever.

Additional Information

In connection with the Business Combination, Dragoneer has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus and preliminary proxy statement. Dragoneer has mailed a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Dragoneer has sent to its shareholders in connection with the Business Combination. The information filed by Dragoneer contains substantially more information about Cvent than is being furnished with this communication and may contain information that an investor will consider important in making a decision regarding an investment in Dragoneer securities. INVESTORS AND SECURITY HOLDERS OF DRAGONEER ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH DRAGONEER’S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION (AND RELATED MATTERS), AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH SUCH SOLICITATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The definitive proxy statement/final prospectus has been mailed to shareholders of Dragoneer as of the record date of October 29, 2021 for voting on the Business Combination. Shareholders are also able to obtain copies of the proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129.

Participants in the Solicitation

Dragoneer, Cvent and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. DRAGONEER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF DRAGONEER IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND IN ITS QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2021, JUNE 30, 2021 AND SEPTEMBER 30, 2021, WHICH WERE FILED WITH THE SEC ON JUNE 21, 2021, AUGUST 16, 2021 AND NOVEMBER 15, 2021, RESPECTIVELY. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO DRAGONEER’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING ARE SET FORTH IN THE REGISTRATION STATEMENT FOR THE BUSINESS COMBINATION. Investors and Dragoneer’s shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination, and such information and names of Cvent’s directors and executive officers are also in the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination.

Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding future events, such as the proposed Business Combination between Dragoneer and Cvent, including the timing and structure of the transaction, the likelihood and ability of the parties to successfully consummate the Business Combination, the PIPE and the Forward Purchase Agreement, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, as well as statements about the composition of the board of directors of the company. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the general economic, political, business and competitive conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or any related agreements or could otherwise cause the transaction to fail to close; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the transactions contemplated by the Business Combination; the ability of existing investors to redeem the ability to complete the Business Combination due to the failure to obtain approval from Dragoneer’s shareholders, or the risk that the approval of the shareholders of Dragoneer for the potential transaction is otherwise not obtained; the failure to satisfy other closing conditions in the Business Combination Agreement or otherwise, the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the failure to obtain financing to complete the Business Combination, including to consummate the PIPE or the transactions contemplated by the Forward Purchase Agreement; the ability to recognize the anticipated benefits of the Business Combination; the impact of COVID-19 on Cvent’s business and/or the ability of the parties to complete the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Dragoneer and Cvent; the risk that the Business Combination disrupts current plans and operations of Dragoneer or Cvent as a result of the announcement and consummation of the Business Combination; the ability of the Company to grow and manage growth profitably and retain its key employees; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; costs related to the Business Combination; and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 filed by Dragoneer with the SEC, those included under the header “Risk Factors” in the final prospectus of Dragoneer related to its initial public offering and those under the heading “Summary Risk Factors” in the investor presentation filed as Exhibit 99.3 to Dragoneer’s Current Report on Form 8-K filed on

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July 23, 2021. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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